
02017228


RECD S.E.C.
SEP 1 3 2002
1086

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PROCESSED
SEP 1 7 2002
P THOMSON FINANCIAL

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2002

GRUPO FINANCIERO GALICIA S.A.
Galicia Financial Group S.A.
(Translation of registrant's name into English)

Tte. Gral. Juan D. Perón 456
(1038) Buenos Aires, Argentina
(Address of principal executive offices)

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Document
September 2002	Press release, dated September 10, 2002, regarding the Registrant's announcement that the listing of its American Depositary Receipts will be transferred to the Nasdaq SmallCap Market, effective September 13, 2002.	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)



Date: September 12, 2002

By: ______________________
Name: FEDERICO BRAUN
Title: VICE CHAIRMAN

Grupo Financiero | **Galicia**

FOR IMMEDIATE RELEASE

For more information contact:

Peter Richards
Managing Director
Telefax: (011) (54 11) 4343-7528
prichards@gfgsa.com

GRUPO FINANCIERO GALICIA S.A. TO TRANSFER TO NASDAQ SMALLCAP MARKET

(Buenos Aires, Argentina, September 10, 2002) – Grupo Financiero Galicia S.A. ("Grupo Galicia" or the "Company") (Buenos Aires Stock Exchange: GGAL; NASDAQ: GGALE) today announced that its American Depositary Receipts will be transferred to and be listed on The Nasdaq SmallCap Market (the "SmallCap Market") via an exception from the SmallCap Market's public disclosure filing requirements.

The Nasdaq SmallCap Market operates under the same Nasdaq trading rules and uses the same electronic, screen-based dealer market as the Nasdaq National Market.

While Grupo Galicia failed to meet Nasdaq's public disclosure filing requirements as of July 1, 2002 as a result of the political, economic and legal uncertainty ongoing in Argentina, the Company was granted a temporary exception from this standard subject to its meeting certain conditions. The exception will expire on December 2, 2002. In the event the Company is deemed to have met the terms of the exception, it shall continue to be listed on the SmallCap Market. Although the Company believes that it can meet these conditions, there can be no assurance that it will do so. If at some future date the Company's securities should cease to be listed on the SmallCap Market, they may continue to be listed on the OTC Bulletin Board. For the duration of the exception, the Company's Nasdaq symbol will be "GGAEC".